AVALON ADVANCED MATERIALS INC.

(the "Issuer")

REPORT OF VOTING RESULTS

For Each Matter Submitted to a Vote at the Annual and Special Meeting

of Shareholders of Common Shares of the Issuer held on February 25, 2021

National Instrument 51-102 - Continuous Disclosure Obligations

Section 11.3

Matter Voted Upon	Outcome of Vote	Percentage of Votes Cast

Election of Directors:

Donald Bubar	Elected	In Favour:	97.90%
		Withheld:	2.10%

Alan Ferry	Elected	In Favour:	98.79%
		Withheld:	1.21%

Naomi Johnson	Elected	In Favour:	98.70%
		Withheld:	1.30%

John E. Fisher	Elected	In Favour:	98.79%
		Withheld:	1.21%

Marilyn Spink	Elected	In Favour:	98.65%
		Withheld:	1.35%

Appointment of Ernst & Young, LLP as Auditor of the Company	Carried	In Favour:	98.46%
		Withheld:	1.54%

Approval of amendments to the Company's By-law No. 1	Carried	In Favour:	96.26%
		Against	3.74%

Approval of the Company's Deferred Share Unit Plan	Carried	In Favour:	95.61%
		Against	4.39%

Approval of the Company's Restricted Share Unit Plan	Carried	In Favour:	95.43%
		Against	4.57%

Approval of Share Capital Amendments, designed to reduce the number of small registered shareholdings (held by ballot)	Carried	In Favour:	90.97%
		Against	9.03%

AVALON ADVANCED MATERIALS INC.

By:   (signed) "R. James Andersen"

 R. James Andersen

CFO, VP, Finance and Corporate Secretary